FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, September 19, 2014

Ger. Gen. N° 80/2014

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enersis S.A., I hereby inform you of a significant event:

Attached is a copy of a Significant Event published today by Endesa, S.A., the holding company of Enersis S.A., domiciled in the Kingdom of Spain, regarding the summoning of an Extraordinary General Shareholders’ Meeting, already announced in Significant Event published on September 17, 2014. The following significant event includes two reports issued by Bank of America Merrill Lynch and Deutsche Bank.

Sincerely yours,

c.c.:      Bolsa de Comercio de Santiago

            Bolsa Electrónica de Chile

            Bolsa Corredores de Valparaíso

            Comisión Clasificadora de Riesgo

            Banco Santander Santiago – Bond Holders Representative

            Depósito Central de Valores

In accordance with article 82 of the Securities Market Law, ENDESA, S.A. (the “Company” or “Endesa”), hereby submits the following

SIGNIFICANT EVENT

On September 17, 2014, the Board of Directors of ENDESA, S.A. (“ENDESA” or “Company”) resolved to convene the Extraordinary General Shareholders’ Meeting, to be held in Madrid, at its registered offices located at calle Ribera del Loira no. 60, on October 21, 2014, at 12:30 p.m. in single call, in accordance with the following.

Agenda

1.

Review and approval, as the case may be, of the sale to Enel Energy Europe, Single-Member Limited Liability Company (Sociedad Limitada Unipersonal) of (i) 20.3% of the shares of Enersis, S.A. which are held directly by ENDESA and (ii) 100% of the shares of Endesa Latinoamérica, S.A. (holding 40.32% of the capital stock of Enersis, S.A.) currently held by Endesa, for a total amount of 8,252.9 million Euros.

2.

Review and approval, as the case may be, of the proposed division and transfer of share premiums and merger reserves, and of the partial transfer of legal and revaluation reserves (Royal Decree-Law 7/1996), to voluntary reserves.

3.	Review and approval, as the case may be, of the distribution of an Extraordinary dividend of 7.795 Euros gross per share (i.e. a total of 8,252,972,752.02 Euros) charged to unrestricted reserves.
4.

Review and approval, as the case may be, of the ratification, reappointment, and appointment of members of the Board of Directors for the period established in the Bylaws:

4.1. Ratification of the appointment by co-optation of Mr. Francesco Starace and of his reappointment as shareholder-appointed director of the Company.

4.2. Appointment of Mr. Livio Gallo as shareholder-appointed director.

4.3. Appointment of Mr. Enrico Viale as shareholder-appointed director.

5.

Delegation to the Board of Directors to execute and implement resolutions adopted by the General Meeting, as well as to substitute the powers it receives from the General Meeting, and the granting of powers to the Board of Directors to raise such resolutions to a public deed and to register and, as the case may be, correct such resolutions.

Filing of Claims

In accordance with Article 519.2 of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), shareholders who represent at least five percent of the capital stock may file substantiated claims regarding topics included, or which should be included, on the Agenda for the General Meeting. This right may be exercised by attestable notice which must be received at the Company’s registered offices, calle Ribera del Loira,no. 60, 28042-Madrid, written out to the attention of the Secretary of the Board of Directors, within five days following publication of this official meeting notice.

Intervention of Notary Public at the Shareholders’ Meeting

The minutes of the Extraordinary General Shareholders’ Meeting shall be drawn up by a Notary Public who is a member of the Madrid Association of Notaries Public, as so requested for this purpose by the Board of Directors, in accordance with the provisions of Article 203 of the Spanish Capital Corporations Law in connection with Article 101 of the Mercantile Registry Regulations, Article 35 of the Corporate Bylaws, and Article 22 of the General Meeting Regulations.

Right to Attend and Public Request for Proxy

Shareholders whose shares are recorded in the relevant book-entry ledger at least five days in advance of the meeting being held and who hold the relevant attendance card may attend the Extraordinary General Shareholders' Meeting. The shares of ENDESA are represented through the book-entry system, as a consequence of which attendance, voting and proxy cards shall be issued and provided by the financial institutions participating in IBERCLEAR in which the shareholders have their shares deposited, without prejudice to the certificates of standing issued in accordance with the entries of the accounting ledger of the pertinent responsible or member institution.

Each shareholder entitled to attend may be represented at the Extraordinary General Shareholders’ Meeting by means of another person, in accordance with the provisions on this subject matter set forth in Articles 184 and 185 of the Spanish Capital Corporations Law, the Corporate Bylaws, and the General Meeting Regulations.

In the case of proxies sent to the Company or granted in favor of a member of the Board of Directors, whether directly or through the entities acting as custodian of the shares or entrusted with recording the book-entries in relation thereto, the following rules shall apply, unless otherwise directed by the appointing shareholder:

1. Unless otherwise indicated by the shareholder appointing a proxy, the proxyholder shall be deemed to have specific instructions to vote in favor of the proposals made by the Board of Directors on the topics on the Agenda for the meeting and against all proposed resolutions not made by the Board of Directors.

2. In the event that the person to whom the proxy is delegated is not named, said proxy shall be deemed to be granted to the Chairman of the Audit and Compliance Committee, who shall be an independent director.

3. If the proxyholder so appointed has a legally defined conflict of interest in voting on any of the proposals which, on or off the Agenda, are submitted to the Extraordinary General Shareholders’ Meeting, the proxy shall be deemed to be delegated to the Chairman of the Audit and Compliance Committee, who shall be an independent director, unless otherwise directed by the appointing shareholder.

4. Likewise, the delegation of powers extends to topics that may be submitted to a vote of the Extraordinary General Shareholders' Meeting even though they are not included on the Agenda for the meeting. In this case, and except as indicated otherwise by the appointing shareholder, the proxyholder shall vote for whatever would be in the best interests of the appointing shareholder.

In accordance with the provisions of Articles 523 and 526 of the Spanish Capital Corporations Law, it is hereby notified that the Chairman, Managing Director, Director-Secretary, and all the external shareholder-appointed Directors have a conflict of interest with regard to the first item on the Agenda. It is further notified that the Director Mr. Francesco Starace has a conflict of interest with regard to item 3

4.1 on the Agenda (ratification of appointment by co-optation and reappointment as member of the Board of Directors).

Furthermore, the Directors may incur in a conflict of interest situation according to Article 526.1(a) - (d) of the Spanish Capital Corporations Law with regard to potential issues which may arise outside of the Agenda, as provided by Law. In this case, the proxy, unless otherwise expressly indicated, shall be deemed granted to the Chairman of the Audit Committee, who shall be an independent director. Finally, it's indicated that in the event that the appointed proxyholder is legally subject to a conflict of interest with regard to voting on any of the proposals which, whether on the Agenda or not, are submitted to the General Meeting, the proxy shall be considered delegated to the Chairman of the Audit and Compliance Committee, who shall be an independent director.

In accordance with Article 11 of the General Meeting Regulations, financial intermediaries who have standing as shareholders but who also act on behalf of various clients may divide their vote in such a manner that allows them to abide by the instructions received.

Right to Information

In accordance with the provisions of Articles 272 and 518 of the Spanish Capital Corporations Law, the shareholders may, immediately and free of charge, examine at the registered offices of or obtain from the Company the following texts and documentation:

1. Announcement of Call to Meeting

2. The total number of shares and voting rights on the date of the meeting.

3. Full text of proposed resolutions raised by the Board of Directors and presented to the Extraordinary General Shareholders’ Meeting in relation to the various Agenda items.

4. Directors' Report justifying the proposals developed under items one and three of the Agenda of the Extraordinary General Shareholders' Meeting.

5. The fairness opinions issued by Merrill Lynch Capital Markets España, S.A., S.V. and Deutsche Bank, S.A.E related to the proposal received from Energy Europe, S.L.U. to acquire (i) 20.3% of the shares of Enersis, S.A. and (ii) 100% of the shares of Endesa Latinoamérica, S.A. (holds 40.32% of the capital stock of Enersis, S.A.).

6. The professional profile and biographies of the directors whose ratification, reappointment, and appointment is proposed during the Extraordinary General Shareholders' Meeting.

7. Model attendance, proxy, and distance voting cards.

8. Rules on distance voting and proxies.

All texts and documentation relating to the Extraordinary General Shareholders' Meeting may be consulted and obtained on the company’s website www.endesa.com. Likewise, the shareholders are informed that the General Shareholders' Meeting may be followed through said website.

In accordance with the provisions of Articles 197 and 520 of the Spanish Capital Corporations Law and Article 9 of the General Meeting Regulations, shareholders may request information or clarification that they consider necessary, or ask questions which they consider relevant to the topics included on the General Meeting Agenda, provided that such request is made in writing during the period starting on the date the notice of meeting is published and ending seven days, inclusive, before the date on which the meeting is to be held in single call. In addition, within the same period and in the same manner, shareholders may make written requests for clarification regarding any publicly accessible information 4 provided to the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) by the Company since the last General Meeting was held.

Information requests must be made in accordance with the rules established in Article 9.3 of the General Meeting Regulations and may be made by either delivering or mailing the request to the registered offices of the Company at the following address: ENDESA, S.A. (JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS - EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING), CALLE RIBERA DEL LOIRA, NO. 60, 28042-MADRID.Information requests may also be made electronically through the Company's website (www.endesa.com) by accessing the Extraordinary General Shareholders' Meeting link and selecting "Shareholders' Right to Information."

Those requests where the electronic document through which the information was requested includes either the recognized electronic signature of the requesting party or some other form of electronic signature which, by resolution previously adopted to such effect, the Board of Directors considers satisfies adequate guarantees of authenticity and identification of the shareholder exercising his right to information, shall be considered admissible. The shareholder shall be responsible for proving the sending of the request to the company in due time and form.

Delivery of Documentation

For the convenience of the shareholders and in order to avoid crowds at the entry door of the premises where the Extraordinary General Shareholders’ Meeting will be held, the delivery of the documentation referred to in the previous section shall take place, subject to presentation of the attendance card, at the registered offices of the Company, located at c/ Ribera del Loira, no. 60, 28042-Madrid, from 9:00 a.m. to 2:00 p.m. and from 4:00 p.m. to 6:00 p.m., Monday to Thursday, and from 9:00 am to 2:00 p.m. on Fridays, up until the day before the General Meeting.

RULES ON DISTANCE VOTING AND PROXIES

The Board of Directors of ENDESA has decided, in accordance with the provisions of Article 31 of the Corporate Bylaws and Article 21 of the General Meeting Regulations, that at this Extraordinary General Shareholders’ Meeting, the following rules on the subject of distance voting and proxies shall apply as from the date of publication of the pertinent meeting notice:

1. VOTING THROUGH MEANS OF DISTANCE COMMUNICATION

ENDESA shareholders entitled to attend and vote may cast their vote on Agenda items of the Extraordinary General Shareholders’ Meeting through distance communication and prior to the General Meeting being held, in the terms contemplated by the Spanish Capital Corporations Law, Article 31 of the Corporate Bylaws, and Articles 10 and 21 of the General Meeting Regulations.

1.1 Means for Casting a Distance Vote

Valid means of distance communication for casting a distance vote are as follows:

(i) Electronic Means

In order to cast a distance vote by electronic communication with the Company, ENDESA shareholders must do so through the Company’s webpage (www.endesa.com) by accessing the the Extraordinary General Shareholders’ Meeting link and entering the "Distance Voting and Proxy" section.

In accordance with the provisions of the Bylaws and the General Meeting Regulations, the mechanism for casting a vote by electronic means must afford due guarantees of authenticity and identification of the shareholder exercising the voting right. The guarantees which the Board of Directors deems adequate in order to ensure the authenticity and identification of the 5 shareholder exercising his or her voting right are, in accordance with the provisions of Article 21 of the General Meeting Regulations, the recognized electronic signature and the advanced electronic signature, in the terms provided by Law 59/2003, of December 19, on electronic signatures, provided that they are based on a recognized electronic certificate issued by the Spanish Public Certification Authority (Autoridad Pública de Certificación Española - CERES), a body of the Spanish National Mint (Fábrica Nacional de Moneda y Timbre), and of which there is no record of revocation.

Those shareholders with an electronic signature that meet the aforementioned requirements and who can be identified through such signature, as well as those shareholders who hold an electronic National Identity Card (DNIe), may cast their vote on Agenda items of the Extraordinary General Shareholders’ Meeting through the Company’s website (www.endesa.com) by following the procedure established therein.

(ii) Postal Service

In order to cast a distance vote by postal service, shareholders must complete and sign the “Distance Voting by Mail” section on the physical attendance, proxy or distance voting card issued by the entity participating in IBERCLEAR in which they have their shares deposited. Once the attendance, proxy and distance voting card has been filled out and the “Distance Voting by Mail” section signed, the shareholder may send the card:

1. By postal service to the following address: ENDESA, S.A. (JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS– EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING ), CALLE RIBERA DEL LOIRA, NO. 60, 28042-MADRID.

2. Using the “postage-paid” envelope, if any, accompanying the card.

3. By courier service, equivalent to the postal service, to the address indicated above.

4. By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited.

In the event that the attendance card issued by the entity participating in IBERCLEAR does not include a section dedicated to “Distance Voting by Mail,” a shareholder who wishes to vote remotely by mail must download a copy of the Distance Voting Card from ENDESA’s website (www.endesa.com), print out a hard copy, and complete and sign it, together with the attendance card issued by the entity participating in IBERCLEAR. Once both cards have been completed and signed, the shareholder shall send them:

1. By postal service to the following address: ENDESA, S.A. (JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS– EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING ), CALLE RIBERA DEL LOIRA, NO. 60, 28042-MADRID.

2. By courier service, equivalent to the postal service, to the address indicated above.

3. By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited.

2.         DELEGATION OF PROXY BY MEANS OF DISTANCE COMMUNICATION

ENDESA shareholders may delegate their proxy through distance communication prior to the Extraordinary General Shareholders’ Meeting being held under the terms contemplated by the Spanish Capital Corporations Law, Article 31 of the Corporate Bylaws, Article 21 of the General Meeting Regulations, and those set forth above in this official meeting notice.

2.1 Means for Delegating Proxy

Valid distance means of communication for delegation of proxy are as follows:6

(i) Electronic Means

To grant a proxy by electronic communication with the Company, ENDESA shareholders must go to the Company’s website (www.endesa.com), access the Extraordinary General Shareholders' Meeting link, and select the “Distance Voting and Proxy” option.

In accordance with the provisions of the Bylaws and the General Meeting Regulations, the mechanism for casting a vote by electronic means must afford due guarantees of authenticity and identification of the shareholder exercising the voting right. The guarantees which the Board of Directors deems adequate in order to ensure the authenticity and identification of the shareholder exercising his or her voting right are, in accordance with the provisions of Article 21 of the General Meeting Regulations, the recognized electronic signature and the advanced electronic signature, in the terms provided by Law 59/2003, of December 19, on electronic signatures, provided that they are based on a recognized electronic certificate issued by the Spanish Public Certification Authority (CERES), a body of the Spanish National Mint, and of which there is no record of revocation.

Those shareholders with an electronic signature meeting the specified requirements and who can be identified through such signature, as well as those shareholders who hold an electronic National Identity Card (DNIe), may delegate their proxy through the Company’s website (www.endesa.com) by following the procedure established therein. A shareholder who delegates his or her proxy electronically is required to notify the appointed proxyholder of the proxy so delegated. When the proxy is delegated to a Director or to the Secretary of the Board of Directors of ENDESA such notice shall be deemed to be given by means of the receipt of such electronic proxy by ENDESA.

On the date and at the venue of the Meeting, the designated proxyholders must identify themselves with their National Identity Card (DNI) or Passport, and as the case may be, together with a copy of the electronic proxy, so that the Company can check the proxy granted to them.The proxyholder can only exercise the shareholder’s vote by attending the Meeting in person.

(ii) Postal Service

In order to delegate a proxy by postal service, shareholders must complete and sign the proxy section of the physical attendance card issued by the entity participating in IBERCLEAR. The proxyholder can only exercise the vote by attending the Shareholders’ Meeting in person. Shareholders may send the duly completed and signed card:

1. By postal service to the following address: ENDESA, S.A. (JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS– EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING ), CALLE RIBERA DEL LOIRA, NO. 60, 28042-MADRID.

2. Using the “postage-paid” envelope, if any, accompanying the card.

3. By courier service, equivalent to the postal service, to the address indicated above.

4. By delivery of the completed and signed card to the entity participating in IBERCLEAR at which his or her shares are deposited.

On the date and at the venue of the Extraordinary General Shareholders' Meeting, the designated proxyholders must identify themselves with their National Identity Card or Passport, and as the case may be, together with a copy of the electronic proxy, so that the Company can check the proxy granted to them.7

3. BASIC RULES FOR DISTANCE VOTING AND PROXIES

3.1 Deadline for receipt by the Company of distance proxies and votes.

In order to be valid, and in accordance with the provisions of the General Meeting Regulations, the Company shall receive both distance proxies and votes (whether electronically or via mail) sufficiently in advance of when the Extraordinary General Shareholders’ Meeting is to be held. If otherwise, it shall be deemed that the proxy was not granted and the vote not cast, unless it is subsequently received before the Extraordinary General Shareholders’ Meeting has been held and such receipt allows for the proper verification and calculations to be made in order to prepare and grant such proxy.

3.2 Priority rules between proxy, distance and direct vote at the General Meeting.

Priorities between proxy, distance vote and physical attendance

Personal attendance at a Extraordinary General Shareholders’ Meeting by a shareholder who had previously appointed a proxy or cast a distance vote, regardless of the manner in which the vote was cast, shall render such proxy or vote null and void.

Likewise, a vote, regardless of the manner in which it was cast, will render any proxy granted ineffective, whether granted electronically or by means of a printed card. If the proxy was granted before the vote was cast, the proxy will be considered revoked, and if granted subsequently, it shall be considered void.

Priorities between proxies

In the event that a shareholder validly appoints several proxies, the last proxy received by the Company shall prevail.

Priorities between distance votes

A shareholder may only validly cast one distance vote for each shareholding interest. In the event that a shareholder casts several distance votes for the same share, whether electronically or by postal service, the first vote received by the Company shall prevail, and any votes received on a subsequent date shall be invalid. The shareholder must personally attend the Extraordinary General Shareholders’ Meeting in order to revoke or modify such distance vote.

3.3 Specificity of distance vote

A shareholder who wishes to cast a distance vote (electronically or via mail) must indicate how he or she will vote for each item on the Agenda. If, in relation to any of the Agenda items, a shareholder does not specify the direction of his or her vote, the shareholder shall be deemed to have voted in favor of the proposals of the Board of Directors on the business included on the Agenda as formulated by the latter, and against the further proposed resolutions included, as the case may be, in accordance with Article 519.2 of the Spanish Capital Corporations Law.

3.4 Other Provisions

In the event that electronic means are employed, only one electronic action per type of operation (one vote and one proxy) is allowed.

Disposal of the shares conferring the attendance right acknowledged by the Company will result in both distance proxies and votes being considered null and void.

The shareholder is exclusively responsible for the custody of his or her electronic signature in order to electronically vote or delegate a proxy.8

3.5 Extraordinary Rules

Shareholders that are legal entities not resident in Spain must inquire about the possibility, as the case may be, of adapting the distance voting and proxy mechanisms to their needs while still providing adequate guarantees by calling the Shareholder Relations Line at 900-666-900.

Furthermore, in the event that the shareholder is a legal entity, the latter must notify the Company of any change or revocation in the powers held by its proxyholder and, therefore, ENDESA does not accept any liability until such notification has taken place.

Any of the joint holders of a share pool may attend and vote directly or by proxy, and the rules on priority established in section 3 herein shall apply as among them. For the purposes of Article 126 of the Spanish Capital Corporations Law, it shall be construed that the joint holder who, from time to time, performs an action (voting directly or by proxy, or physical or remote attendance), has been appointed by the rest of the joint owners to exercise their shareholder rights. In these cases, the first of the holders registered (physical or remote) at the meeting shall be considered the attendee. In relation thereto and for the purposes of Article 126 of the Spanish Capital Corporations Law, it shall be construed that the joint holder first registered (physically or remotely) at the meeting shall be the one appointed by the remainder of the joint owners to exercise their shareholder rights.

4. TECHNICAL INCIDENTS

ENDESA reserves the right to modify, suspend, cancel or restrict the electronic voting and proxy mechanisms when so required for technical or security reasons.

ENDESA shall not be held liable for any damages which may be caused to a shareholder as a result of breakdowns, overloads, dropped lines, failed connections, malfunctioning of postal service or any other circumstances of a like or similar nature, out of ENDESA's control, which prevent the use of the distance voting and proxy mechanisms.

Electronic Shareholder Forum

The Board of Directors has decided, in accordance with the provisions of Article 539.2 of the Spanish Capital Corporations Law, that at the Extraordinary General Shareholders’ Meeting, the rules of operation of the Electronic Shareholder Forum published on the company’s website and available to the shareholders at the registered offices shall apply, as from the date of publication of the pertinent official meeting notice.

Processing of Personal Data

The personal data submitted by the shareholders to exercise or delegate their attendance and voting rights at the General Meeting, or which are furnished by banking institutions, brokers, and dealers with whom shareholders have their shares deposited, through the entity legally qualified to carry out the book-entry records (IBERCLEAR), shall be processed by the Company for the purposes of communicating with the shareholder with regard to corporate relations, carrying out personalized campaigns, and ensuring compliance with legal obligations. The rights to access, rectification, cancellation and opposition may be exercised, when legally applicable, by written communication addressed to the Secretariat of the Board of the Company, located in Madrid at c/Ribera del Loira, no. 60, 28042.

Additional Information

For any clarification concerning the delivery of documentation and any other aspect concerning this meeting notice, shareholders can address the Information Office, located at the registered offices at 9 calle Ribera del Loira, no. 60, Madrid, either in person or by telephoning 900-666-900 from 9:00 a.m. through 2:00 p.m. and from 4:00 p.m. through 6:00 p.m., Monday through Thursday, and from 9:00 am to 2:00 pm on Fridays.

Madrid, September 19, 2014

Salvador Montejo Velilla

Board of Directors Secretary

Bank of America
Merrill Lynch

CONFIDENTIAL

17 September 2014

The Board of Directors
Endesa, S.A.
Ribera del Loira, 60
28042, Madrid, Spain

Members of the Board of Directors:

We understand that Endesa, S.A. ("**Endesa**" or the "**Company**") has received a proposal from Enel SpA ("**Enel**"), acting through Enel Energy Europe, S.L. ("**Enel Energy**"), a wholly owned subsidiary of Enel, to enter into a Sale and Purchase Agreement (the "**Agreement**") among Endesa, Enel and Enel Energy pursuant to which, among other things, Endesa will sell to Enel Energy: (a) the entire issued share capital of Endesa Latinoamérica, S.A. ("**Endesa Latinoamérica**", which in turn owns 40.32% of the issued share capital of Enersis, S.A. ("**Enersis**")) and (b) 20.30% of the issued share capital of Enersis (together, the "**Latin American Operations**", and such sale, the "**Transaction**") for aggregate consideration of €8,252.9 million in cash (the "**Consideration**").

You have requested, through the committee of the Board of Directors composed of independent members and specifically created in order to evaluate the Transaction, our opinion as to the fairness, from a financial point of view, to Endesa of the Consideration to be received by Endesa in the Transaction.

In connection with this opinion, we have, among other things:

a) reviewed certain publicly available business and financial information relating to the Latin American Operations;

b) reviewed the interim financial statements for 1H 2014 of Endesa Latinoamérica;

c) reviewed certain research analyst reports on Enersis and Empresa Nacional de Electricidad S.A. ("**Endesa Chile**") which contain, among other items, estimate revenues, EBITDA, earnings and capex for such companies, which we have combined to produce consensus public forecast information (the "**Enersis and Endesa Chile Public Forecasts**");

d) conducted discussions with members of senior management of Endesa concerning the matters described in clauses a), b), and c) above;

e) reviewed publicly available independent valuation reports prepared in the context of previous corporate transactions at Enersis;

f) reviewed the trading history for Enersis and a comparison of such trading histories with the trading histories of other companies we deemed relevant;

g) compared certain financial and stock market information of Enersis with similar information of companies we deemed relevant;

Bank of America
Merrill Lynch

h) compared certain financial terms of the Transaction to financial terms of the 2013 capital increase of Enersis;

i) reviewed Enel's and Endesa's press releases dated 31 July 2014 which informed on the approval by the Board of Directors of Enel of the reorganisation of the group operations in Iberia and Latin America and the new organizational structure, including the main objectives of the plan according to Enel (the "**Press Releases**");

j) reviewed a draft, dated 11 September 2014, of the Agreement (the "**Draft Agreement**"); and

k) performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have, with the consent of Endesa, assumed and relied upon, without independent verification or assumption of responsibility, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us (including the Enersis and Endesa Chile Public Forecasts) and have relied upon the assurances of the management of Endesa that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. Endesa has been advised that it may not provide any non-public information regarding Enersis to us and, accordingly, we have not had access to Enersis' management nor have we been provided, directly or indirectly, with Enersis financial forecasts prepared by the management of Enersis or any other non-public information regarding Enersis. Furthermore, we have not been able to discuss with Endesa's management any such Enersis financial forecasts or other non-public information regarding Enersis. Accordingly, we have been advised by Endesa and have assumed, with the consent of Endesa, that the Enersis and Endesa Chile Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of Enersis and Endesa Chile and we have agreed with Endesa that we will use the Enersis and Endesa Chile Public Forecasts in performing our analyses. Accordingly, for the purposes of this Opinion, we have assumed and have relied upon the accuracy and completeness of all such information. We have not made any physical inspection of the properties or assets of the Latin American Operations. We have not evaluated the solvency or fair value of the Latin American Operations under any laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Endesa, that the Transaction will be completed in accordance with the terms described at the beginning of this letter, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Endesa, Endesa Latinoamérica, Enersis or the contemplated benefits of the Transaction. We also have assumed, at the direction of Endesa, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us. Finally, without prejudice to the important disclosures contained in the below paragraphs in connection with the scope and limits of our analysis, we have also reviewed the Press Releases to confirm that nothing contained therein would affect our Opinion.

We express no view or opinion as to any terms or other aspects of the Transaction, the Agreement or any other agreement or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the fairness of the Transaction itself, the form or structure of the Transaction or the corporate benefit for the Company deriving from the Transaction. We were not requested to, and we did not, participate in the negotiation of the terms of the Transaction, nor were we requested to, and we did not, provide any advice or services in connection with the Transaction other than the delivery of this opinion. We express no view or opinion as to any such matters. Our opinion is limited to the fairness, from a financial point of view, to Endesa of the Consideration to be received by Endesa in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the

Bank of America Merrill Lynch

officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion, view or recommendation is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Endesa or the underlying business decision of Endesa to proceed with or execute the Transaction. Accordingly, no opinion is expressed whether any alternative transaction might be more beneficial to the Company, its shareholders, employees, creditors or clients. The Company did not ask us to, nor did we, solicit, any third-party indications of interest for the acquisition of all or any part of the Latin American Operations. In addition, we express no opinion or recommendation as to how any member of the Board of Directors of Endesa or shareholder should vote or act in connection with the Transaction or any related matter. Furthermore, we do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters.

We have acted as financial advisor to the Board of Directors of Endesa solely to render this opinion strictly in accordance with the terms of this letter and subject to our engagement letter with Endesa dated 4 September 2014 and will receive a fee for our services which accrual may depend on the delivery of this Opinion. In addition, Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make, vote or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Endesa, Enel and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Endesa and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as Global Coordinator and Bookrunner in connection with the capital increase of Enersis in March 2013.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Enel and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as (i) joint lead manager in connection with Enel's issuance of hybrid financial instruments totaling $1.25bn in September 2013 and (ii) joint lead-manager in connection with Enel's €1.6bn equivalent Euro and Sterling hybrid in January 2014.

It is understood that this letter is for the benefit and use of the Board of Directors of Endesa (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of Endesa. Except to the extent legally required or required by any governmental body, this opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party, nor shall any public reference to us be made, for any purpose whatsoever except with our prior written consent in each instance, except that (i) a complete copy of this letter may be attached to the Board of Directors' report on the Transaction (if any) and may be disclosed to the Company's shareholders, together with such Board of Directors' report, at any time prior to the general shareholders' meeting of the Company which is to resolve on the approval of the Transaction or at the request of any competent regulatory authority and (ii) references to our opinion, which are not a complete copy of this letter, may also be included in any communication sent to shareholders of the Company in connection with said shareholders' meeting, subject to our prior approval, which shall not be unreasonably denied or withheld and which shall not be required to reference the fact that "*BofA Merrill Lynch has issued an Opinion in connection with the Transaction*" and that "*according thereto, and based upon and subject to the assumptions and limitations set forth therein, the Consideration to be received by Endesa pursuant to the Transaction is fair from a financial point of view to Endesa*". There will be no references to this Opinion in the Board of Directors' report on the Transaction if this Opinion is not also attached to said report.

Bank of America
Merrill Lynch

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our EMEA Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by Endesa is fair, from a financial point of view, to Endesa.

Yours faithfully,

MERRILL LYNCH CAPITAL MARKETS ESPAÑA, S.A., S.V.

Deutsche Bank

17 September 2014

The Board of Directors
Endesa, S.A.
C/ Ribera del Loira 60
28042 Madrid
Spain

Dear Sirs,

Deutsche Bank, S.A.E. ("**Deutsche Bank**") is acting as financial adviser to the board of directors (the "**Board**") of Endesa, S.A. ("**Endesa**") in connection with the proposed sale by Endesa (the "**Sale**") of (i) all of the issued and outstanding ordinary shares in the share capital of Endesa Latinoamérica (as defined below) and (ii) 20.3% of the ordinary shares in the share capital of Enersis (as defined below) held directly by Endesa ((i) and (ii) together, the "**Latin American Businesses and Assets**") to Enel Energy Europe, S.L. ("**Enel**") made pursuant to the terms and conditions set forth in the offer letter addressed to the Board and dated 11 September 2014 which has been provided by Endesa to Deutsche Bank (the "**Offer Letter**"). The Offer Letter provides, amongst other things, that the consideration proposed to be paid by Enel to Endesa pursuant to the Sale (the "**Consideration**") is EUR 8,252.9 million, to be paid in cash.

Endesa has requested that Deutsche Bank provides an opinion addressed to the Board as to whether the Consideration proposed to be received by Endesa is fair, from a financial point of view, to Endesa.

In connection with Deutsche Bank's role as financial adviser to Endesa, and in arriving at its opinion contained in this letter, Deutsche Bank has:

(a) reviewed the Offer Letter, which contains a draft of the sale and purchase agreement (the "**SPA**") pursuant to the terms and conditions of which the Sale will be made;

(b) reviewed certain publicly available business, financial and other information relating to Enersis and its subsidiary undertakings, including, without limitation, Endesa Chile (as defined below);

(c) reviewed certain business, financial and other information relating to Endesa Latinoamérica;

(d) reviewed certain research analyst reports on Enersis and Endesa Chile which contain, among other things, financial forecasts for Enersis and Endesa Chile which Deutsche Bank has combined to produce a consensus of forecast financial information (the "**Enersis and Endesa Chile Public Forecasts**");

(e) conducted discussions with members of senior management of Endesa;

(f) reviewed the reported prices and trading activity for the ordinary shares in the share capital of Enersis;

(g) to the extent publicly available, compared certain financial information for Enersis and its subsidiary undertakings with similar financial and stock market information for selected

Deutsche Bank

companies which Deutsche Bank has considered comparable to Enersis and its subsidiary undertakings and whose securities are publicly traded;

(h) reviewed the press release issued by Enel S.p.A. on 31 July 2014 in relation to the approval by its board of directors of the reorganisation of the operations of the Enel Group (as defined below) in Iberia and Latin America, and the new organizational structure of the Enel Group (the "**Press Release**"); and

(i) performed such other studies and analyses and considered such other factors as it deemed appropriate.

In arriving at its opinion contained in this letter, the analyses performed by Deutsche Bank were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Board as to the fairness, from a financial point of view, of the Consideration to Endesa and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may actually be sold, which are inherently subject to uncertainty.

Deutsche Bank has not assumed responsibility for, and has not independently verified, any information, whether publicly available or furnished to it, concerning Enersis, Endesa Latinoamérica, Endesa, the Latin American Businesses and Assets or Enel, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion contained in this letter. Accordingly, for the purposes of its opinion contained in this letter, Deutsche Bank has, with Endesa's permission, assumed and relied upon the accuracy and completeness of all such information. Without prejudice to the generality of the foregoing, in arriving at its opinion contained in this letter, Deutsche Bank, with the consent of Endesa, has assumed and relied upon, without independent verification or assumption of responsibility, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Deutsche Bank (including the Enersis and Endesa Chile Public Forecasts) and has relied upon the assurances of the management of Endesa that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect.

Endesa has been advised that it may not provide any non-public information regarding Enersis to Deutsche Bank and, accordingly, Deutsche Bank has not had access to Enersis' management nor has Deutsche Bank been provided, directly or indirectly, with Enersis financial forecasts prepared by the management of Enersis or any other non-public information regarding Enersis and its subsidiary undertakings. Furthermore, Deutsche Bank has not been able to discuss with Endesa's management any such Enersis financial forecasts or other non-public information regarding Enersis.

Deutsche Bank has been advised by Endesa and has assumed, with the consent of Endesa, that the Enersis and Endesa Chile Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of Enersis and Endesa Chile and Deutsche Bank has agreed with Endesa that it should use the Enersis and Endesa Chile Public Forecasts in performing its analyses.

In arriving at its opinion contained in this letter, Deutsche Bank has assumed that there is no non-public information that may have a material effect on the value of the ordinary shares in the share capital of Enersis and that such ordinary shares in the share capital of Enersis are fairly valued in the market.

Deutsche Bank has not conducted a physical inspection of any of the properties or assets,

Deutsche Bank

and has not prepared or obtained any independent valuation or appraisal of the Latin American Businesses and Assets or any of the assets or liabilities (including any contingent, derivative, or off-balance sheet assets and liabilities) of Endesa, Enersis or any other member of their respective Groups, nor has Deutsche Bank evaluated the solvency or fair value of Endesa, the Latin American Businesses and Assets or Enersis under any applicable law relating to bankruptcy, insolvency or similar matters. In rendering its opinion contained in this letter, Deutsche Bank expresses no view as to the reasonableness of such financial information, forecasts and projections or the assumptions on which they are based.

For the purposes of rendering its opinion contained in this letter, Deutsche Bank has assumed with Endesa's permission that, in all respects material to its analysis, the Sale will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Sale will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. Deutsche Bank is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by Endesa and its advisers with respect to such issues. Representatives of Endesa have informed Deutsche Bank that, and Deutsche Bank has further assumed that, the final terms of the SPA will not differ materially from the terms set forth in the draft SPA which Deutsche Bank has reviewed and which is contained in the Offer Letter.

This letter has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Board to assist the Board in evaluating the Sale and is not a recommendation to Endesa or to the shareholders of Endesa to approve the Sale. Deutsche Bank expresses no opinion or recommendation in relation to the Sale itself (including, without limitation, the existence or not of any corporate benefit for Endesa derived from the Sale) or as to how any member of the Board or shareholder should vote or act in connection with the Sale. The opinion contained in this letter is limited to the fairness, from a financial point of view, of the Consideration to Endesa, and is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on financial, economic, market and other conditions, and the information made available to Deutsche Bank, as of the date of this letter. Endesa has not asked Deutsche Bank to, and the opinion contained in this letter does not, address the fairness of the Sale, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Endesa, nor does it address the fairness of any potential contemplated benefits of the Sale. Deutsche Bank expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion contained in this letter of which it becomes aware after the date of this letter. Deutsche Bank expresses no opinion as to the merits of the underlying decision by Endesa to engage in the Sale. In addition, Deutsche Bank does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received as a result of the Sale by any of the officers, directors, or employees of any party to the Sale, or any class of such persons. Deutsche Bank was not requested to, and it did not, provide any advice or services in connection with the Sale other than the delivery of this letter and a valuation report on the Latin American Businesses and Assets.

Deutsche Bank was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or part of the Latin American Businesses and Assets, nor was Deutsche Bank requested to consider, and its opinion contained in this letter does not address, the relative merits of the Sale as compared to any alternative business strategies. Furthermore, Deutsche Bank was not requested to consider, and its opinion contained in this

Deutsche Bank

letter does not address, any issues arising out of or in connection with any proposed or actual return of capital to the shareholders of Endesa or any issuance or offering of ordinary shares in the share capital of Endesa or any other securities that might take place after the Sale has been completed. The opinion contained in this letter does not address the prices at which the ordinary shares in the share capital of Endesa or any other member of the Endesa Group or any other securities will trade following the announcement or consummation of the Sale.

Deutsche Bank will be paid a fee for its services as financial adviser to Endesa in connection with the Sale, which is contingent upon the delivery of this letter. Endesa has also agreed to indemnify Deutsche Bank and each other member of the DB Group (as defined below) against certain liabilities in connection with its engagement. One or more members of the DB Group has, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Endesa, Enersis, Enel or other members of their respective Groups for which it has received compensation. In the ordinary course of their business, one or more members of the DB Group may actively trade in the securities and other instruments and obligations of Endesa, Enersis or Enel or any other member of their respective Groups for their own accounts and for the accounts of their customers. Accordingly, one or more members of the DB Group may at any time hold a long or short position in such securities, instruments and obligations. For the purpose of this opinion contained in this letter, Deutsche Bank has not considered any information that may have been provided to it in those capacities or in any other capacity than fairness opinion provider.

Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that, as of the date of this letter, the Consideration is fair, from a financial point of view, to Endesa.

Without prejudice to the important disclosures contained in the above paragraphs in connection with the scope and limits of Deutsche Bank's analysis, Deutsche Bank has reviewed the Press Release to confirm that nothing contained therein would affect its ability to deliver this letter.

For the purposes of this Letter: "**DB Group**" shall mean Deutsche Bank AG and its subsidiary undertakings from time to time; "**Endesa Chile**" shall mean Empresa Nacional de Electricidad S.A.; "**Endesa Group**" shall mean Endesa and its subsidiary undertakings from time to time; "**Endesa Latinoamérica**" shall mean Endesa Latinoamérica, S.A.U.; "**Enel Group**" shall mean Enel, the parent undertakings and subsidiary undertakings of Enel and any subsidiary undertakings of such parent undertakings from time to time; "**Enersis**" shall mean Enersis S.A.; "**Enersis Group**" shall mean Enersis and its subsidiary undertakings from time to time; "**respective Group**" shall mean, in the case of Endesa, the Endesa Group, in the case of Enel, the Enel Group and, in the case of Enersis, the Enersis Group; "**parent undertaking**" and "**subsidiary undertaking**" shall each be construed in accordance with article 42 of Spanish Commercial Code; and "**person**" shall include a reference to an individual, body corporate, association or any form of partnership (including a limited partnership).

This letter may not be reproduced, summarised or referred to in any public document or given to any person without the prior written consent of Deutsche Bank, *provided, however, that* (a) this letter may be disclosed as required by applicable law or regulation or required by any government body or authority, (b) this letter may be disclosed on a confidential and non-reliance basis to the professional advisers of Endesa or any relevant other member of the Endesa Group and (c) this letter may be attached to the Board's report on the Sale (the "**Board Report**") (if any) and may be disclosed to Endesa's shareholders, together with such Board Report, at any time prior to the general shareholders' meeting of Endesa which is to resolve on the approval of Sale, *provided, however, that* it is attached to such Board Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
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Title: Chief Executive Officer

Date: September 22, 2014